FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 29, 2016

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “To announce the disposal of the land and building of Soma factory on behalf of M.Setek, a subsidiary of AUO” dated December 29, 2016.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: December 29, 2016	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.

December 29, 2016

English Language Summary

Subject: To announce the disposal of the land and building of Soma factory on behalf of M.Setek, a subsidiary of AUO

Regulation: Published pursuant to Article 4-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2016/12/29

Contents:

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): The land and building located at 2-2-21, Koyo, Soma-shi, Fukushima-ken, Japan

2.	Date of the occurrence of the event:2016/10/12~2016/12/29

3.	Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price:

The building: 47,604 square meter (equivalent to 14,400 p'ing)

The land: 279,861 square meter (equivalent to 84,658 p'ing)

Total transaction price: JPY 2.55 billion(tax excluded)

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Counterparty:TAKEEI CORPORATION

Counterparty's relationship with the company:None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):

The related disposal gain is approximately JPY560 million, based on the book value as of 31 December, 2016.

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Terms	of delivery or payment: according to the contract.

Restrictive	covenants in the contract, and other important stipulations: according to the contract.

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

1.	The price of the transaction was negotiated by both parties based on the market.

2.	The assets was appraised by Valuetech consulting Corporation.

3.	Resolved by the Board of Directors of M.Setek, and authorized its president to deal with the transaction within the authorization.

10.	Name of the professional appraisal institution and its appraisal amount:

Valuetech consulting Corporation; JPY2.16 billion

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:N/A

12.	Is the appraisal report price a limited price or specific price?:N/A

13.	Has an appraisal report not yet been obtained?:N/A

14.	Reason for an appraisal report not been obtained:N/A

15.	Broker and broker's fee:N/A

16.	Concrete purpose or use of the acquisition or disposal: To liquidate asset.

17.	Do the directors have any objection to the present transaction?:None.

18.	Any other matters that need to be specified:

The title of the property will be transferred after M.Setek completes the factory cleaning and safe process. The disposal gain will be recognized upon the transfer.